UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78501P203

(CUSIP Number)

Joseph Brucchieri

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

Richard J. Birns, Esq.

William B. Sorabella, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78501P203	Page 2 of 15

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.4%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

CUSIP No. 78501P203	Page 3 of 15

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 600,678 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 600,678 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,678 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

CUSIP No. 78501P203	Page 4 of 15

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) PN; IA

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

CUSIP No. 78501P203	Page 5 of 15

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

CUSIP No. 78501P203	Page 6 of 15

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

CUSIP No. 78501P203	Page 7 of 15

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) IN

*

The calculation is based on an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 (“Amendment No. 6”), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 (“Amendment No. 7”), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 8”), and as further amended by Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 30, 2018 (“Amendment No. 9,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the “Schedule 13D”), with respect to the shares of common stock (“Shares”), par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Items 2, 3, 4, 5 and 7 as set forth below.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Double Offshore”); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Offshore” and together with Double Offshore, the “Funds”); (iii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (iv) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (v) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard”); and (vi) Clint D. Carlson (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix A attached hereto. Mr. Michael D. Weinberg and Mr. Christopher W. Haga are no longer employed by Carlson Capital and accordingly are no longer reporting persons for purposes of this Schedule 13D.

(b) The principal business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of the Funds is investing in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is President of Asgard II, Asgard and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $117,221,967 was used by the Reporting Persons to acquire the Shares reported herein. The source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 1,144,953 Shares beneficially owned by Carlson Capital are held in commingled margin accounts, which may extend margin credit to Carlson Capital from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following information:

On April 5, 2021, Carlson Capital delivered a letter (the “April 5 Letter”) to the special committee of the board of directors of the Issuer (the “Special Committee”), pursuant to which it has proposed that a new, dedicated fund affiliated with Carlson Capital acquire the Issuer’s loan and royalty assets for an aggregate purchase price of $193 million in cash, subject to customary adjustments for changes in the asset portfolio through closing (the “Proposed Transaction”). The proposal assumes that the proceeds of the Proposed Transaction will be distributed to stockholders of the Issuer as a special dividend. In addition, in connection with the Proposed Transaction, Carlson Capital indicated its willingness to discuss modifications to that certain Stockholders’ Agreement, dated as of August 18, 2014, by and among Double Offshore, Offshore and the Issuer.

In connection with the Proposed Transaction, the Reporting Persons will seek to obtain access to, and review, additional due diligence materials from the Issuer and conduct discussions with the Issuer regarding the terms of the Proposed Transaction. The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction or alternative transactions, withdraw their offer to pursue the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice, except for such notice as is required by applicable law. The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction, including, without limitation, (x) engaging in discussions with other stockholders, potential sources of financing, advisors, and other relevant parties, and (y) entering into agreements, financing commitments, and other agreements, arrangements and understandings as may be appropriate in connection with the Proposed Transaction.

The foregoing summary of the April 5 Letter is qualified in its entirety by reference to the full text of the April 5 Letter, a copy of which is attached hereto as Exhibit 19 and is incorporated by reference herein. The Proposed Transaction may result in one or more of the actions specified in clauses (i) through (ix) (as defined below), including an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or its subsidiaries, a change in the board of directors or management of the Issuer or its subsidiaries, a material change in the present capitalization or dividend policy of the Issuer or other material change in the Issuer’s business or corporate structure. There can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that the Proposed Transaction will be consummated.

At the time of the filing of this Amendment No. 10, except as disclosed in this Schedule 13D, the Reporting Persons have no present plans in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above (collectively, “clauses (i) through (ix)”). However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix). The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals in addition to or in lieu of the Proposed Transaction that, if consummated, would result in one or more of the events described in clauses (i) through (ix).

Item 5. Interest in Securities of the Issuer

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on April 5, 2021, the Reporting Persons beneficially owned an aggregate of 9,093,766 Shares, constituting approximately 71.1% of the Shares outstanding.

The aggregate percentages of Shares reported in this Amendment No. 10 are based upon an aggregate number of 12,792,533 Shares outstanding as of March 25, 2021, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.

(b) Carlson Capital, Asgard II, Asgard and Clint D. Carlson have the power to vote and direct the disposition of (i) 600,678 Shares reported herein as beneficially owned by Offshore and (ii) 8,493,088 Shares reported herein as beneficially owned by Double Offshore.

(c) No transactions were effected by the Reporting Persons in the Shares during the past 60 days.

Item 7. Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description

18	Joint Filing Agreement, dated April 5, 2021

19	Letter to the Special Committee of the Board of Directors of the Issuer, dated April 5, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard II and Asgard. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard II or Asgard owns any Shares.

Asgard

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States